VEON announces the issuance of previously authorized shares representing approximately 4.99% of total share capital Amsterdam, 1 March 2024 15:00 CET – VEON Ltd. (NASDAQ: VEON, Euronext Amsterdam: VEON), a global digital operator that provides converged connectivity and online services, today announces that its Board of Directors has approved the issuance of 92,459,532 of its authorized but unissued ordinary shares to fund its existing and future equity incentive-based compensation plans. As a result of the issuance, VEON will have 1,849,190,667 issued and outstanding ordinary shares. The issuance of the ordinary shares in accordance with bye-law 3.1 of the VEON bye- laws represents approximately 4.99% of VEON's authorised ordinary shares. The shares are expected to be allocated to the company's existing and future equity incentive- based compensation plans, which are designed to align the interests of VEON's senior managers and employees with those of its shareholders and to support the company's long-term growth and performance. The shares will be initially issued to VEON Holdings BV (and in accordance with Bermuda law are considered fully issued and outstanding shares). It is anticipated that the Company will then subsequently allocate these shares to satisfy awards under the company's existing and future equity incentive-based compensation plans as and when needed. As a result, the initial share issuance will have an immediate dilutive impact on existing shareholders. For illustrative purposes, a shareholder holding 1% of VEON’s shares as at 29 February 2024, holds 0.95% of our shares on a diluted basis following the issue of the new shares today. VEON’s largest shareholder, L1T VIP Holdings S.à r.l. (“LetterOne”), LetterOne is the direct beneficial owner of 840,625,001 common shares.1 Prior to this issuance LetterOne’s shares represented 47.85% of VEON’s issued and outstanding shares. Following today’s issuance, LetterOne’s holdings represent 45.46% of VEON’s issued and outstanding shares. The ordinary shares will be issued at a price of USD 0.001 per share, which is equal to the nominal value of VEON's ordinary shares. Kaan Terzioglu, VEON's CEO, commented: "We are pleased to announce the issuance of shares to fund our equity incentive-based compensation plans, which reflect our commitment to creating value for our shareholders and rewarding our talented and dedicated team. We believe that these plans will enhance our ability to attract, retain and motivate our leaders and key contributors, who are driving our transformation into a digital operator and delivering on our vision of empowering customer ambitions.” About VEON 1 Based on the shareholdings reported on Schedule 13D, Amendment No. 20, filed on September 13, 2019, by L1T VIP Holdings S.à r.l. (“LetterOne”), LetterOne Core Investments S.à r.l. and LetterOne Investment Holdings S.A., with the SEC.

VEON is a digital operator that provides converged connectivity and digital services to nearly 160 million customers. Operating across six countries that are home to more than 7% of the world’s population, VEON is transforming lives through technology-driven services that empower individuals and drive economic growth. Headquartered in Amsterdam, VEON is listed on NASDAQ and Euronext. For more information visit: https://www.veon.com. Important Notice Elements of this press release contain or may contain “inside information” as defined under the Market Abuse Regulation (EU) No. 596/2014. This release does not contain or constitute an offer or sale or the solicitation of an offer to purchase securities in the United States. The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933 (the "Securities Act"), and may not be offered or sold in the United States absent registration under the Securities Act or an available exemption from, or transaction not subject to, the registration requirements of the Securities Act. Disclaimer This release contains “forward-looking statements,” as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and include statements relating to, among other things, VEON’s governance, strategy and investment plans. Forward-looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such dates or to reflect the occurrence of unanticipated events. Furthermore, elements of this press release contain or may contain, “inside information” as defined under the Market Abuse Regulation (EU) No. 596/2014. Contact Information: VEON Hande Asik Group Director of Communication pr@veon.com